(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-27853 CUSIP NUMBER

For Period Ending: March 31, 2005
☐ Transition Report Form 10-K
☐ Transition Report Form 20-F
☐ Transition Report Form 11-K
☐ Transition Report Form 10-Q
☐ Transition Report Form N-SAR

For the Transition Period Ending

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Universal Food & Beverage Company

Full Name of Registrant

Cardinal Minerals, Inc.

Former Name if Applicable

3830 Commerce Drive

Address of Principal Executive Office (Street and Number):

St. Charles, IL 60714

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, NSAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is unable to file its Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 by the prescribed date of May 16, 2005 without unreasonable effort or expense because it needs additional time to complete the presentation and analysis of its financial statements in the Report. The Company intends to file its Report on or prior to the prescribed extension date.

(Attach Extra Sheets if Needed)

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Ralph M. Passino (Name)	(630) (Area Code)	584-8670 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 2, 2005 the Registrant, formerly known as Cardinal Minerals, Inc., acquired all of the stock of Universal Food & Beverage Company, a Delaware corporation (“UFB”), by exchanging common stock for the stock of UFB, with the result that the former UFB shareholders now own approximately 94% of the outstanding common stock of the Registrant. Universal management took control of what effectively had been a non-operating ‘shell.’ The Registrant, through UFB and its subsidiary, now own and operate a manufacturing beverage business that has manufacturing assets and is funded by debt and equity. The transaction will be accounted for as a reverse merger and as such , the historical financials of UFB will be the historical financials of the Company. As a result, the balance sheet and other financial statements to be included in the current quarter’s Form 10-Q will be materially different than the Registrant’s prior year first quarter and its immediately prior quarter.

Further, because UFB was incorporated in July of 2004 and because the share exchange results in UFB being the successor company, there will be no results from the prior year first quarter to report.

Universal Food & Beverage Company

             (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 11, 2005	By:	/s/ Ralph M. Passino
Ralph M. Passino, Chief Financial Officer